Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

AMPHENOL CORPORATION

Amphenol Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1.	The name of the Corporation is Amphenol Corporation (hereinafter, the “Corporation”).

2.	Article SEVENTH of the Corporation’s Restated Certificate of Incorporation is amended and restated in its entirety to read as follows:

“SEVENTH: Except as otherwise provided by the Delaware General Corporation Law as the same exists or may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Any amendment, repeal or modification of this Article SEVENTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such amendment, repeal or modification.”

3.	The amendment set forth in this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be executed by a duly authorized officer of the Corporation on May 16, 2024.

By:	/s/ Lance D’Amico
Name: Lance D’Amico
Title: Senior Vice President, General Counsel and Secretary